EXHIBIT 2


November 10, 2006

Board of Directors of
Riviera Holdings Corporation
2901 Las Vegas Blvd. South
Las Vegas, NV 89109

Gentlemen:

      The D. E. Shaw group and Ian Bruce Eichner (collectively, the "Bidders"), on behalf of an entity to be formed by them, are pleased to propose to acquire by merger, for a purchase price of $21 in cash per share, all of the outstanding shares of common stock of Riviera Holdings Corporation (the "Company") other than the shares currently held by the Bidders and/or their affiliates.

      The proposed purchase price is a full and fair price for the Company's common stock, providing an attractive opportunity for its stockholders to maximize the value of their investment in the Company, and represents a 45.5% premium over the closing price of the Company's shares on December 27, 2005, the filing date of the Schedule 13D announcing the option agreement that was entered into in connection with the stock purchase agreement among William Westerman, The William L. Westerman 2004 Revocable Family Trust and Flag Luxury Riv, LLC, Rivacq LLC and High Desert Gaming LLC, and a premium of 23.5% over the $17 in cash per share merger price contained in the Company's prior merger agreement. We believe that such a transaction would be in the best interests of the Company and its stockholders and that the Company's stockholders will find such a transaction compelling.

      We plan to finance the cash requirements of the transaction through a combination of equity financing and debt financing. We have spoken to several financial institutions about arrangements regarding such debt financing, and we are confident that we will have all necessary documentation relating to such debt financing by the time we would be in a position to execute the transaction documents with the Company.

      We would welcome the opportunity to discuss our proposal with the Board of Directors and its advisors as soon as possible. Our proposal is conditioned upon satisfactory completion of due diligence, negotiation of definitive transaction documents, and receipt of necessary board, stockholder, third party and regulatory approvals. We are ready to move quickly to negotiate and finalize definitive transaction documents, and we and our advisors look forward to working with the Board of Directors and its advisors to complete a mutually acceptable transaction.

      We are enclosing a draft of the Schedule 13D amendment that is proposed to be filed on behalf of the Bidders immediately following the delivery of this proposal, as well as a draft of an exclusivity agreement the Bidders would propose to enter into with the Company.

      This letter does not constitute and will not give rise to any legally binding obligation on the part of any member of the D. E. Shaw group, Ian Bruce Eichner, and/or any of their respective affiliates. Moreover, except as expressly provided in any binding written agreement one or more members of the
D. E. Shaw group, Ian Bruce Eichner, and/or their respective affiliates may enter into in the future with the Company, no past, present, or future action, course of conduct, or failure to act relating to the transaction and/or proposal referred to in this letter or relating to the negotiation of the terms of such transaction and/or proposal will give rise to or serve as the basis for any obligation or other liability on the part of such entities or persons or any of their respective affiliates.


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      We look forward to hearing from you regarding our proposal.

                              Very truly yours,



                              /s/ George Rizk
                              ------------------------------------------------

                                  GEORGE RIZK
                                  Head of Real Estate Investments



                              /s/ Ian Bruce Eichner
                              ------------------------------------------------
                                  IAN BRUCE EICHNER